UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SEC FILE NUMBER 000-53843
CUSIP NUMBER

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  _________________________________________________________________________________

PART I — REGISTRANT INFORMATION

U.S. CHINA MINING GROUP, INC.
Full Name of Registrant

Former Name if Applicable

15310 Amberly Drive, Suite 250
Address of Principal Executive Office (Street and Number)

Tampa, Florida 33647
City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

U.S. China Mining Group, Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the period ended March 31, 2014 (the “Form 10-Q”). Additional time is needed for the Company to compile and analyze supporting documentation in order to complete the Form 10-Q and in order to permit the Company’s independent registered public accounting firm to complete its review of the unaudited condensed consolidated financial statements included in the Form 10-Q. The Company anticipates that its Form 10-Q will be filed within the prescribed extension period in accordance with Rule 12b-25(b).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Xinyu Peng	(813)	514-2873
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     ☒   Yes     ☐   No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒   Yes     ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect to report that, during the three months ended March 31, 2014, we had sales of $0.31 million compared to $0.54 million for the same period of 2013, an anticipated decrease of 43%.   We anticipate reporting that our sales volume from the Tong Gong mines decreased for the three months ended March 31, 2014, compared to the same period in 2013, and that our average selling price per ton for the three months ended March 31, 2014 increased to $65.38 as compared to $61.58 for the same period of  2013. All of our sales in the three months ended March 31, 2014 were derived from coal produced at our Tong Gong mine, which produces high yield coal and has a higher selling price than standard coal. We estimate that our sales volume will be 4,670 tons for the three months ended March 31, 2014, compared to 8,750 tons for the same period in 2013, an estimated decrease of 47%, resulting primarily from the decrease in our mines’ production, as described below, and the decrease of local demand.   The decrease in local demand was attributable to, among other things, China’s recent efforts to float coal prices and loosen controls on the import and export of coal, the government’s policies of limiting coal consumption in favor of alternative fuel sources, and the negative impacts from customers’ use of more coal imported from neighboring areas in Inner Mongolia.

We anticipate reporting that cost of goods sold (“COGS”) for the three months ended March 31, 2014 was $0.32 million, an estimated decrease of $0.17 million or 35%, as compared to $0.48 million for the same period in 2013. We expect to report that our total production for the three months ended March 31, 2014 was 4,670 tons, compared to 8,750 tons for the corresponding period in 2013, an expected decrease of 4,080 tons, resulting from the changing geological conditions of Tong Gong mine’s under-shaft with increased rock zone as a result of our having to mine into the deeper areas of the underground mine, which limits the lifting capacity and results in higher extraction costs.

In addition, Xing An has also temporarily ceased production since the second quarter of 2012 due to a mine retrofit project and the government’s inspection requirements. We anticipate reporting that COGS as a percentage of sales was 104% for the three months ended March 31, 2014, compared to 90% for the same period in 2013. We expect to report that our average cost per ton was $67.86 in the three month period ended March 31, 2014, compared to $55.40 for the corresponding period in 2013. This anticipated increase was primarily attributable to higher infrastructure, safety and environmental standards requirements and overall inflation in China resulting in increased direct labor cost by 25% in the three months ended March 31, 2014, certain materials and energy costs used for mining and processing. In addition, decreased production/sales volume caused relatively higher depreciation and amortization cost resulting in higher unit cost on average.

As a result of our decreased sales and increased percentage of COGS to sales, we anticipate reporting that our gross loss (profit) for the three months ended March 31, 2014 was $11,584 compared to a gross profit of $54,141 for the comparable period in 2013, an anticipated decrease of $65,725.  We anticipate that our gross loss (profit) as a percentage of sales will be (4)% for the three months ended March 31, 2014, as compared to 10% for the three months ended March 31, 2013.

Additionally, we anticipate reporting that our operating expenses totaled $1.75 million for the three months ended March 31, 2014 compared to $2.07 million for the same period in 2013, an expected decrease of $0.33 million or 16%.  The anticipated decrease is attributable to decreased selling expenses by an anticipated $0.20 million, resulting from decreased sales in the first quarter of 2014 compared to the comparable period of 2013; and decreased G&A expenses by an expected $0.13 million, resulting from decreased production and business activities, such as decreased payroll, insurance and travel expenses. We also anticipate reporting that other expenses totaled $52,735 for the three months ended March 31, 2014, as compared to other expenses of $200,483 for the same period in 2013. During the three month period ended March 31, 2014, we anticipate reporting that we had an interest expense of $132,673 compared to $62,263 in the same period of  2013, resulting from increased bank loans.  We also expect to report that we had non-cash non-operating income of $52,183 in the three months ended March 31, 2014, as compared to non-cash non-operating expense of $169,151 in the same period of 2013, resulting from the change in fair value of the derivative warrants we issued to approximately 200 investors and agents in the January 2011 Private Placement.

Accordingly, as a result of the foregoing anticipated results, our net loss for the three months ended March 31, 2014 is anticipated to be $1.81 million compared to $2.21 million for the corresponding period in 2013, a decrease in the amount of loss of approximately $0.4 million.

U.S. China Mining Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2014	By:	/s/ Xinyu Peng
Name: Xinyu Peng
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).